UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VimpelCom Ltd.

(Name of Issuer)

Shares of Preferred Stock of Nominal Value $0.001 Each

(Title of Class of Securities)

G9360W 115

(CUSIP Number)

October 26, 2012

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No.	G9360W 115

1. Name of Reporting Persons.

Bertofan Investments Limited

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization
Cyprus

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 123,600,000 Shares of Preferred Stock
7. Sole Dispositive Power 0
8. Shared Dispositive Power 123,600,000 Shares of Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person
123,600,000 Shares of Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(See Instructions)

11. Percent of Class Represented by Amount in Row (9)

28.5% of Preferred Stock (7.056% of aggregate equity share capital determined in accordance with Rule 13d-3(d)(1))

12. Type of Reporting Person (See Instructions)
OO

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CUSIP No.	G9360W 115

1. Name of Reporting Persons.

The Caravaggio Trust

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 123,600,000 Shares of Preferred Stock
7. Sole Dispositive Power 0
8. Shared Dispositive Power 123,600,000 Shares of Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person
123,600,000 Shares of Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(See Instructions)

11. Percent of Class Represented by Amount in Row (9)

28.5% of Preferred Stock (7.056% of aggregate equity share capital determined in accordance with Rule 13d-3(d)(1))

12. Type of Reporting Person (See Instructions)
OO

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CUSIP No.	G9360W 115

1. Name of Reporting Persons.

The Vermeer Trust

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization

Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 123,600,000 Shares of Preferred Stock
7. Sole Dispositive Power 0
8. Shared Dispositive Power 123,600,000 Shares of Preferred Stock

9. Aggregate Amount Beneficially Owned by Each Reporting Person
123,600,000 Shares of Preferred Stock

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
(See Instructions)

11. Percent of Class Represented by Amount in Row (9)

28.5% of Preferred Stock (7.056% of aggregate equity share capital determined in accordance with Rule 13d-3(d)(1))

12. Type of Reporting Person (See Instructions)
OO

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Item 1(a) Name of Issuer

(a)          This Amendment No. 1 to the statement on Schedule 13G (this “Schedule 13G”) is being filed with respect to shares of convertible preferred stock, nominal value US$0.001 per share (the “Preferred Stock”) of VimpelCom Ltd., a Bermuda company ("Vimpelcom" or the "Issuer").

Item 1(b) Address of Issuer’s Principal Executive Offices

SOM 2 Bld., Floor 2

Claude Debussylaan 15

1082 MC Amsterdam,

The Netherlands

Item 2(a) Name of Persons Filing

This statement is jointly filed by and on behalf of each of Bertofan Investments Limited,

The Caravaggio Trust and The Vermeer Trust.

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of Bertofan Investments Limited Corporation is as follows:

12 Mykinon Street

Lavinia Court, 6th Floor

1065 Nocosia, Cyprus

The address The Caravaggio Trust is as follows:

C/O New World Trust Corporation

16-18 rue de la Pélisserie, CP 3501

1211 Geneva 3, Switzerland

The address The Vermeer Trust is as follows:

C/O New World Trust Corporation

16-18 rue de la Pélisserie, CP 3501

1211 Geneva 3, Switzerland

Item 2(c) Citizenship

Bertofan Investments Limited is a Cyprus limited liability company.

The Caravaggio Trust is a discretionary trust settled under the laws of the Isle of Man.

The Vermeer Trust is a discretionary trust settled under the laws of the Isle of Man.

Item 2(d) Title of Class of Securities

Shares of the convertible preferred stock, nominal value US$0.001 per share (the “Preferred Stock”) of VimpelCom.

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Item 2(e) CUSIP Number

G9360W 115

Item 3 If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4 Ownership

(a) Amount beneficially owned:

Reporting Person	Amount Beneficially Owned
Bertofan Investments Limited	123,600,000 Shares of Preferred Stock
The Caravaggio Trust	123,600,000 Shares of Preferred Stock
The Vermeer Trust	123,600,000 Shares of Preferred Stock

(b) Percent of class:

Reporting Person	Percent of Class
Bertofan Investments Limited	28.5%
The Caravaggio Trust	28.5%
The Vermeer Trust	28.5%

Note – the 123,600,000 Shares of Preferred Stock represents 7.056% of the aggregate outstanding equity share capital of VimpelCom determined in accordance with Rule 13d-3(d)(1).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Reporting Person	Shares of Preferred Stock
Bertofan Investments Limited	0
The Caravaggio Trust	0
The Vermeer Trust	0

(ii) Shared power to vote or to direct the vote:

Reporting Person	Shares of Preferred Stock
Bertofan Investments Limited	123,600,000
The Caravaggio Trust	123,600,000
The Vermeer Trust	123,600,000

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(iii) Sole power to dispose or to direct the disposition of:

Reporting Person	Shares of Preferred Stock
Bertofan Investments Limited	0
The Caravaggio Trust	0
The Vermeer Trust	0

(iv) Shared power to dispose or to direct the disposition of:

Reporting Person	Shares of Preferred Stock
Bertofan Investments Limited	123,600,000
The Caravaggio Trust	123,600,000
The Vermeer Trust	123,600,000

Note: Each share of Preferred Stock entitles the holder to the same voting rights as the holder of each share of Common Stock and is convertible into one share of Common Stock. The holder of shares of Preferred Stock is entitled to convert such shares, at their option and at any time (i) after October 21, 2012 but before April 21, 2015, or (ii) during the period between the date on which a general offer under 16.1 of VimpelCom’s By-laws is announced and the final business day such offer is open for acceptance.

The 123,600,000 Shares of Preferred Stock represent an aggregate of 5.995% of the issued equity share capital of VimpelCom and an aggregate of 5.995% of the outstanding voting shares of VimpelCom. If these shares were converted into shares of Common Stock of VimpelCom, they would represent 7.056% of the total outstanding shares of Common Stock (assuming that no other shares of Preferred Stock are converted into shares of Common Stock).

Bertofan entered into a deed of agreement dated October 26, 2012 (the "SPA") with Altimo Coöperatief U.A. ("Altimo") pursuant to which Altimo has agreed to purchase and Bertofan has agreed to sell the 123,600,000 shares of Preferred Stock presently owned by Bertofan. The SPA provides, inter alia, for Altimo's purchase of the 123,600,000 shares of Preferred Stock to take place no later than 60 days after the date of the SPA. Until the completion of this purchase by Altimo, Bertofan retains all voting rights with respect to these shares, along with the right to receive and retain any dividends or other distributions in respect of such shares.

Item 5 Ownership of Five Percent or Less of a Class

Not applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

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Item 8 Identification and Classification of Members of the Group

All of the shares of Bertofan Investments Limited are indirectly owned by The Caravaggio Trust and The Vermeer Trust. Bertofan Investments Limited, The Caravaggio Trust and The Vermeer Trust have entered into a joint filing agreement with respect to this report of beneficial ownership which is attached hereto as Exhibit 99.1.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of October 31, 2012.

BERTOFAN INVESTMENTS LIMITED

By:
\s\ Ioannis Krifitis

Name: Ioannis Kriftis
Title: Director

THE CARAVAGGIO TRUST

By:
\s\ Anna Nydegger

Name: Anna Nydegger
For Booster Limited, Trustee

THE VERMEER TRUST

By:
\s\ Colin Walker

Name: Colin Walker
For Gloucester Group Limited, Trustee

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Exhibit Index

Exhibit 99.1	Joint Filing Agreement, dated October 31, 2012, among Bertofan Investments Limited, The Caravaggio Trust and The Vermeer Trust.

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